

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Brian Stuglik
Chief Executive Officer
Verastem, Inc.
117 Kendrick Street, Suite 500
Needham, MA 02494

> **Re: Verastem, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 23, 2023**
> **File No. 333-270794**

Dear Brian Stuglik:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed March 23, 2023

General

1. Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations details the circumstances under which the issuance of a convertible security meets the conditions under which a company may file a registration statement for the resale of privately placed securities before their actual issuance and states that closing conditions relating to the market price of the company's securities are unacceptable conditions. Here, in relation to the second tranche of shares to be registered we note a closing condition relating to the shares' market price. Please provide us with a detailed analysis to support your conclusion that registration of the second tranche is appropriate at this time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas J. Danielski